UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

NUVEEN QUALITY MUNICIPAL INCOME FUND
(Name of Issuer)

PREFERRED SHARES
(Title of Class of Securities)

67066V796
67066V788
67066V770
67066V762
(CUSIP Number)

Bank of America Corporation
Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67066V796, 67066V788, 67066V770, 67066V762

1	NAMES OF REPORTING PERSONS
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

SCHEDULE 13D

CUSIP No. 67066V796, 67066V788, 67066V770, 67066V762

1	NAMES OF REPORTING PERSONS
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,995

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,995

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1	Security and Issuer

This Amendment No. 7 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated December 10, 2013 and filed with the SEC on December 12, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated July 1, 2016 and filed with the SEC on July 6, 2016 (“Amendment No. 1”), as further amended by Amendment No. 2 dated September 12, 2016 and filed with the SEC on September 14, 2016 (“Amendment No. 2”), as further amended by Amendment No. 3 dated October 3, 2016 and filed with the SEC on October 6, 2016 (“Amendment No. 3”), as further amended by Amendment No. 4 dated November 29, 2018 and filed with the SEC on December 3, 2018 (“Amendment No. 4”), as further amended by Amendment No. 5 dated December 13, 2018 and filed with the SEC on December 17, 2018 (“Amendment No. 5”), and as further amended by Amendment No. 6 dated February 18, 2020 and filed with the SEC on February 20, 2020 (“Amendment No. 6”), for Bank of America Corporation (“BAC”) and Banc of America Preferred Funding Corporation (“BAPFC”) (collectively, the “Reporting Persons”) with respect to the adjustable rate munifund term preferred shares (“AMTP Shares”) and the munifund preferred shares (“MFP Shares”) of Nuveen Quality Municipal Income Fund (the “Issuer”) formerly known as Nuveen Dividend Advantage Municipal Fund.

This Amendment is being filed as a result of the reorganization of Nuveen Maryland Quality Municipal Income Fund (“NMY”) into the Issuer on April 12, 2021 (the “Reorganization”) pursuant to which BAPFC exchanged its 1,820 AMTP Shares, Series 2028, of NMY (CUSIP No. 67061Q859) for an equal number of AMTP Shares, Series 2028-2, of the Issuer (CUSIP No. 67066V762).

Item 2	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“In connection with the Reorganization of NMY into the Issuer, BAPFC exchanged its 1,820 AMTP Shares, Series 2028, of NMY (CUSIP No. 67061Q859) for an equal number of AMTP Shares, Series 2028-2, of the Issuer (CUSIP No. 67066V762).”

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“In connection with the Reorganization of NMY into the Issuer, BAPFC exchanged its 1,820 AMTP Shares, Series 2028, of NMY (CUSIP No. 67061Q859) for an equal number of AMTP Shares, Series 2028-2, of the Issuer (CUSIP No. 67066V762) pursuant to that certain Purchase Agreement dated April 12, 2021.”

Item 5	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, AMTP Shares and MFP Shares that may be deemed to be beneficially owned by the Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

“The voting and consent rights on the 1,820 AMTP Shares acquired in connection with in the Reorganization will be subject to the Voting Trust and will be treated in the same manner as previously described in this Item 6.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.14	Purchase Agreement dated April 12, 2021”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2021

BANK OF AMERICA CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Attorney-in-fact

BANC OF AMERICA PREFERRED FUNDING CORPORATION

	By:	/s/ Michael Jentis
	Name:	Michael Jentis
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.14	Purchase Agreement dated April 12, 2021

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation

Brian T. Moynihan	Chairman of the Board, Chief Executive Officer, President and Director	Chairman of the Board, Chief Executive Officer, and President of Bank of America Corporation

Dean C. Athanasia	President, Retail and Preferred & Small Business Banking	President, Retail and Preferred & Small Business Banking of Bank of America Corporation

Catherine P. Bessant	Chief Operations and Technology Officer	Chief Operations and Technology Officer of Bank of America Corporation

Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation

Paul M. Donofrio	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation

Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation

Kathleen A. Knox	President, Private Bank	President, Private Bank of Bank of America Corporation

David Leitch	Global General Counsel	Global General Counsel of Bank of America Corporation

Thomas K. Montag	Chief Operating Officer	Chief Operating Officer of Bank of America Corporation

Thong M. Nguyen	Vice Chairman	Vice Chairman of Bank of America Corporation

Andrew M. Sieg	President, Merrill Lynch Wealth Management	President, Merrill Lynch Wealth Management

Andrea B. Smith	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation

Sharon L. Allen	Director	Former Chairman of Deloitte LLP

Susan S. Bies	Director	Former Member, Board of Governors of the Federal Reserve System

Jack O. Bovender, Jr.	Lead Independent Director	Former Chairman and Chief Executive Officer of HCA Inc.

Frank P. Bramble, Sr.	Director	Former Executive Vice Chairman, MBNA Corporation

Pierre de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Arnold W. Donald	Director	President and Chief Executive Officer, Carnival Corporation & Carnival plc

Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.

Monica C. Lozano	Director	Chief Executive Officer, College Futures Foundation and Former Chairman, US Hispanic Media Inc.

Thomas J. May	Director	Former Chairman, President, and Chief Executive Officer of Eversource Energy

Lionel L. Nowell, III	Director	Former Senior Vice President and Treasurer, PepsiCo Inc.

Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.

Clayton S. Rose	Director	President of Bowdoin College

Michael D. White	Director	Lead Director of Kimberly-Clark Corporation; Former Chairman, President, and Chief Executive Officer of DIRECTV

Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited

R. David Yost	Director	Former Chief Executive Officer of AmerisourceBergen Corp.

Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation

John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Edward H. Curland	Director and Managing Director	Managing Director, Municipal Markets Executive for Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

James Duffy	Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association

Peter Liu	Managing Director	Director; Global Markets Risk, Senior Manager Global Risk of Bank of America, National Association

Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

John B. Sprung	Director	Corporate Director

David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, National Association

SCHEDULE II

LITIGATION SCHEDULE

New York Attorney General Investor Protection Bureau Masking Settlement 3/22/2018

On March 22, 2018, the Attorney General of the State of New York Investor Protection Bureau (“NYAG”) alleged that Bank of America Corporation (“BAC”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) (1) concealed from its institutional clients that orders were routed to and executed by “electronic liquidity providers,” (2) misstated the composition of orders and trades in its dark pool, and (3) did not accurately describe its use of a proprietary “venue ranking” analysis, in violation of the Martin Act and Executive Law § 63(12).  In connection with the agreement, BAC and MLPF&S agreed (1) not to engage, or attempt to engage, in conduct in violation of any applicable laws, including but not limited to the Martin Act and Executive Law § 63(12); (2) to pay a penalty in the amount of $42,000,000; and (3) provide the NYAG a summary of the review of its electronic trading policies and procedures.

NOTE:  In addition, Bank of America Corporation and certain of its affiliates, including MLPF&S and BANA, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business.  Certain of such proceedings have resulted in findings of violations of federal or state securities laws.  Such proceedings are reported and summarized in the MLPF&S Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.